News Release	TSX, NYSE-AMEX Symbol: NG

NovaGold Announces Divestiture of Rock Creek

  Simplifies its Asset Structure to Focus on Donlin Gold

  Achieves Reduction in Cash Outflows Amounting to Approximately US$14 Million

June 11, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to announce that it has signed a Purchase and Sale Agreement (the “Agreement”) to transfer the Rock Creek property (“Rock Creek” or “the Project”) in Nome, Alaska to Bering Straits Native Corporation (“BSNC”). The Rock Creek transfer further simplifies NovaGold’s asset structure to focus on advancing its 50%-owned Donlin Gold project (“Donlin Gold” or the “Project”) toward permitting. NovaGold is committed to working with the new leadership at Barrick Gold Corporation (“Barrick”) and all key stakeholders to advance Donlin Gold up the value chain. Donlin Gold is owned equally by a wholly-owned subsidiary of NovaGold and a wholly-owned subsidiary of Barrick.

“This transaction is another important step toward turning NovaGold into an exclusively Donlin Gold-focused company,” said Gregory A. Lang, NovaGold’s President and Chief Executive Officer. “There is a scarcity of uniquely large, high-quality and long-life gold assets in the world today. Donlin Gold is one of only seven gold assets producing or slated to produce in excess of a million gold ounces per year and would be only the third in the premier jurisdiction of North America, offering a unique advantage to its owners. With the divestiture of Rock Creek, we can now concentrate our efforts on permitting and developing Donlin Gold, one of the world’s largest and highest-grade known gold projects, to the highest standards of efficiency and environmental stewardship.”

“The Agreement was signed in the spirit of transitioning Rock Creek to BSNC who own substantial mineral rights in the region and participated in the development and approval of the closure and reclamation plans,” added Mr. Lang.

“BSNC is well positioned to utilize its existing infrastructure to support the Nome operations and explore future opportunities in the region,” said Gail Schubert, President of BSNC. ”We will evaluate all environmentally sound options to maximize the value of Rock Creek for BSNC and secure significant economic benefits for the region.”

NovaGold is proud of the reclamation and closure work being carried out by its team to achieve full compliance of the environmental standards prescribed by the State of Alaska. NovaGold agreed to transfer the Project to BSNC, with completion expected over the next six months, subject to certain closing conditions set forth in the Agreement. The Company anticipates that the previously released 2012 closure expenditures will be reduced by approximately US$14 million, which is the amount that was retained in the reclamation bond for final closure activities.

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes) at an average grade of approximately 2.2 grams per tonne, Donlin Gold is regarded to be one of the largest, highest-grade, and most prospective gold projects in the world. According to the 2011 Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC, Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NovaGold Contact:

Mélanie Hennessey
Vice President, Corporate Communications

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements
|This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of the Project transfer to BSNC, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.